Exhibit (a)(1)(H)
This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment advisor, stockbroker, bank manager, trust company manager, accountant, lawyer or other professional advisor.
The Offer has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.
September 29, 2006
NOTICE OF EXTENSION
by
BARRICK GOLD CORPORATION
to its
OFFER TO PURCHASE FOR CASH
all of the outstanding Common Shares
(together with the associated SRP Rights issued
under the Shareholder Rights Plan) of
NOVAGOLD RESOURCES INC.
on the basis of
US$14.50 for each Common Share
Barrick Gold Corporation (“Barrick”) hereby gives notice that it is amending and supplementing its offer dated August 4, 2006 (the “Original Offer”), as amended and supplemented by the Notice of Change in Information dated September 1, 2006, (the “Notice of Change in Information”) and the Notice of Extension dated September 15, 2006 (the “First Extension Notice”), to purchase all of the issued and outstanding common shares of NovaGold Resources Inc. (“NovaGold”), including common shares that may become issued and outstanding after the date of the Original Offer but before the expiry time of the Offer upon the conversion, exchange or exercise of options, warrants or other securities of NovaGold that are convertible into or exchangeable or exercisable for common shares, together with the associated rights (the “SRP Rights”) issued under the shareholder rights plan of NovaGold (collectively, the “Common Shares”), at a price of US$14.50 cash per Common Share, in order to, among other things, extend the expiry of the Original Offer to 9:00 p.m. (Toronto time) on October 12, 2006, as described in detail below.
THE OFFER HAS BEEN EXTENDED AND IS NOW OPEN FOR ACCEPTANCE UNTIL 9:00 P.M. (TORONTO TIME) ON OCTOBER 12, 2006, UNLESS THE OFFER IS FURTHER EXTENDED OR WITHDRAWN.
This Notice of Extension should be read in conjunction with the Original Offer and accompanying circular (the “Original Circular”) dated August 4, 2006 (which together constitute the “Original Offer and Circular”), and the related Letter of Transmittal and Notice of Guaranteed Delivery that accompanied the Original Offer and Circular, each as amended and supplemented by the Notice of Change in Information and the First Extension Notice. Except as otherwise set forth herein, the terms and conditions previously set forth in the Original Offer and Circular and the related Letter of Transmittal and Notice of Guaranteed Delivery, each as amended and supplemented by the Notice of Change in Information and the First Extension Notice, remain unchanged.
The Dealer Managers for the Offer are:

In Canada	In the United States
CIBC World Markets Inc.	CIBC World Markets Corp.

      Shareholders who have validly deposited and not withdrawn their Common Shares need take no further action to accept the Offer. Shareholders who wish to accept the Offer must properly complete and execute the Letter of Transmittal (printed on green paper) that accompanied the Original Offer and Circular or a manually executed facsimile thereof and deposit it, at or prior to the Expiry Time, together with certificate(s) representing their Common Shares and all other required documents with CIBC Mellon Trust Company (the “Depositary”) or Mellon Investor Services LLC (the “US Forwarding Agent”) at any of the offices set out in the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may (1) accept the Offer by following the procedures for book-entry transfer of Common Shares set out in Section 3 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”; or (2) follow the procedure for guaranteed delivery set out in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”, using the Notice of Guaranteed Delivery (printed on blue paper) that accompanied the Original Offer and Circular or a manually executed facsimile thereof. Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary or the US Forwarding Agent or if they make use of the services of a member of the Soliciting Dealer Group to accept the Offer.
      Questions and requests for assistance may be directed to the Information Agent, the Depositary, the US Forwarding Agent or the Dealer Managers. Their contact details are provided at the end of this document. Additional copies of this document, the Original Offer and Circular, the Notice of Change in Information, the First Extension Notice, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained without charge from the Information Agent, the Depositary or the US Forwarding Agent at their respective addresses provided at the end of this document and are available on SEDAR (www.sedar.com) or on the website of the SEC (www.sec.gov).
      No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document, and, if given or made, such information or representation must not be relied upon as having been authorized by Barrick, the Dealer Managers, the Information Agent, the Depositary or the US Forwarding Agent.
      This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Barrick may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.
NOTICE TO SHAREHOLDERS IN THE UNITED STATES
      Shareholders in the United States should be aware that the disposition of Common Shares by them as described in the Original Offer and Circular may have tax consequences both in the United States and in Canada. Such consequences may not be fully described in the Original Offer and Circular and such Shareholders are encouraged to consult their tax advisors. See “Canadian Federal Income Tax Considerations” in Section 17 of the Circular and “United States Federal Income Tax Considerations” in Section 18 of the Circular.
NOTICE TO HOLDERS OF OPTIONS OR WARRANTS
      The Offer is made only for Common Shares and is not made for any Options or Warrants or other securities of NovaGold that are convertible into or exchangeable or exercisable for Common Shares (other than SRP Rights). Any holder of Options or Warrants or other securities of NovaGold that are convertible into or exchangeable or exercisable for Common Shares (other than SRP Rights) who wishes to accept the Offer must, to the extent permitted by the terms of the security and applicable Laws, exercise the Options, Warrants or other securities of NovaGold that are convertible into or exchangeable or exercisable for Common Shares in order to obtain certificates representing Common Shares and deposit those Common Shares in accordance with the terms of the Offer. Any such exercise must be completed sufficiently in advance of the Expiry Time to assure the holder of such Options, Warrants or other securities of NovaGold that are convertible into or exchangeable or exercisable for Common Shares that the holder will have certificates representing the Common Shares received on such exercise available for deposit at or prior to the Expiry Time, or in sufficient time to comply with the procedures referred to under “Manner of Acceptance — Procedure for Guaranteed Delivery” in Section 3 of the Offer.

i

      If a holder of Warrants does not exercise such Warrants before the Expiry Time, such Warrants will remain outstanding in accordance with their terms and conditions, including with respect to term to expiry and exercise prices, except that, to the extent permitted, after completion of any Compulsory Acquisition or Subsequent Acquisition Transaction a warrant to acquire Common Shares will become a warrant to receive the consideration offered for the applicable number of Common Shares pursuant to the Offer, as determined in accordance with the terms of the Warrant.
      The tax consequences to holders of Options or Warrants of exercising such securities are not described in “Canadian Federal Income Tax Considerations” in Section 17 of the Circular or “United States Federal Income Tax Considerations” in Section 18 of the Circular. Holders of Options or Warrants should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise such securities.
EXCHANGE RATES
      Unless otherwise indicated, all references to “$” or “dollars” in this Notice of Extension refer to U.S. dollars. Canadian dollars are referred to as “Cdn.$”.
      The following table sets forth, for the periods indicated, certain information with respect to the rate of exchange for one US dollar expressed in Canadian dollars:

	Eight
	Months
	Ended	Year Ended December 31,
	August 31,
	2006	2005	2004	2003	2002

Average rate for period(1)	1.1348	1.2116	1.3015	1.4015	1.5704
Rate at end of period(2)	1.1066	1.1659	1.2036	1.2924	1.5796

(1)	Represents the period average of the noon rates as reported by the Bank of Canada.

(2)	Represents the noon rates as reported by the Bank of Canada on the last trading day of the period.
     On September 29, 2006, the noon rate of exchange as reported by the Bank of Canada for one US dollar expressed in Canadian dollars was Cdn.$1.1153.
FORWARD LOOKING STATEMENTS
      Certain information included herein, including any information as to our future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements”. The words “expect”, “will”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. Barrick cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Barrick to be materially different from Barrick’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of gold or certain other commodities (such as copper, silver, fuel and electricity) and currencies; changes in US dollar interest rates or gold lease rates; risks arising from holding derivative instruments; ability to successfully integrate acquired assets; legislative, political and economic developments in the jurisdictions in which Barrick or NovaGold carries on business; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risk of diminishing quantities or grades of reserves; adverse changes in Barrick’s credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in Barrick’s Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.
      Barrick disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable Law.

ii

NOTICE OF EXTENSION
September 29, 2006
TO: THE HOLDERS OF COMMON SHARES OF NOVAGOLD RESOURCES INC.
      This Notice of Extension amends and supplements the Original Offer and Circular dated August 4, 2006, as amended and supplemented by the Notice of Change in Information and the First Extension Notice, pursuant to which Barrick is offering to purchase, on the terms and subject to the conditions contained therein, all of the issued and outstanding Common Shares of NovaGold, including Common Shares that may become issued and outstanding after the date of the Original Offer but before the Expiry Time of the Offer upon the conversion, exchange or exercise of options, warrants or other securities of NovaGold that are convertible into or exchangeable or exercisable for Common Shares, at a purchase price of $14.50 in cash per Common Share.
      Unless the subject matter or the context is inconsistent therewith, terms used in this Notice of Extension and not defined herein that are defined in the Original Offer and Circular, as amended and supplemented by the Notice of Change in Information and the First Extension Notice, have the respective meanings ascribed thereto in the Original Offer and Circular, as amended and supplemented by the Notice of Change in Information, the First Extension Notice and this Notice of Extension.
      Except as otherwise set forth in this Notice of Extension, the terms and conditions previously set forth in the Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, in each case as amended and supplemented by the Notice of Change in Information and the First Extension Notice, continue to be applicable in all respects. This Notice of Extension should be read in conjunction with the Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, in each case as amended and supplemented by the Notice of Change in Information, the First Extension Notice and this Notice of Extension.
      All references to the “Offer” in the Original Offer and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery, the Notice of Change in Information, the First Extension Notice and this Notice of Extension mean the Original Offer, as amended and supplemented by the Notice of Change in Information, the First Extension Notice and this Notice of Extension, and all references in such documents to the “Circular” mean the Original Circular, as amended and supplemented by the Notice of Change in Information, the First Extension Notice and this Notice of Extension.
1.   Extension of the Offer
      By notice to the Depositary given on September 26, 2006, Barrick extended the expiry of the Original Offer to 9:00 p.m. (Toronto time) on October 12, 2006, unless the Offer is further extended or withdrawn. Accordingly, the definitions of “Expiry Date” and “Expiry Time” in the “Glossary” section of the Original Offer and Circular (found on page 11 of the Original Offer and Circular), as amended and supplemented by the Notice of Change in Information and the First Extension Notice, are deleted and replaced by the following:

“Expiry Date” means October 12, 2006, or such later date or dates as may be fixed by Barrick from time to time pursuant to Section 5 of the Offer, “Extension Variation or Change in the Offer”, unless the Offer is withdrawn by Barrick;

“Expiry Time” means 9:00 p.m. (Toronto time) on the Expiry Date, or such other time or times on such other date or dates as may be fixed by Barrick from time to time pursuant to Section 5 of the Offer, “Extension, Variation or Change in the Offer”, unless the Offer is withdrawn by Barrick;
      In addition, all references to September 29, 2006 and to 6:00 p.m. (Toronto time) in the Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, in each case as amended and supplemented by the Notice of Change in Information and the First Extension Notice, are amended to refer to October 12, 2006 and to 9:00 p.m. (Toronto time), respectively.

2.   Recent Developments
      There have been a number of important developments relating to NovaGold and the Offer which are summarized below.
NovaGold’s Resource Updates and Donlin Creek Economic Assessment
      Since the date of the Offer, NovaGold has produced a series of press releases and other publications which have suggested higher resource estimates and project values at various projects, including the Donlin Creek Project. On August 24, 2006, NovaGold announced that its total resources (measured and indicated resources plus inferred resources) at Donlin Creek had grown to 22.9 million ounces, an increase of more than 170% compared to NovaGold’s prior resource estimate.
      The increase does not appear to be based on any new technical information but rather appears to be based solely on changes to the assumptions previously used by the Donlin Creek joint venture and NovaGold’s position, made public by NovaGold for the first time in response to the Offer, that it believes that Barrick will be unable to meet the requirements to earn an additional 40% interest in the Donlin Creek Project and therefore that NovaGold’s interest in the Donlin Creek Project will remain at 70%. Excluding the additions to resources that resulted from NovaGold’s new position as to its interest in the Donlin Creek Project, the remaining increases in resources were primarily the result of using a lower cut-off grade, which was decreased by 39% from 1.2 grams per tonne (“gpt”) to 0.76 gpt.
      The reduction in the cut-off grade is principally based on a 50% increase in the operating rate of the project (from 40,000 tonnes per day (“tpd”) to 60,000 tpd) and an increase in the assumed gold price to $500 per ounce. As discussed in the Notice of Change in Information, the higher assumed throughput rate is significantly higher than the range of throughput rates currently expected for the Donlin Creek mill. In addition, in Barrick’s view, this throughput rate combined with the lower 0.76 gpt cut-off grade required to meet the mill throughput requirements is not realistic due to, among other reasons, issues with ore dilution and ore loss and the resulting reduction in gold recovery.
      On September 25, 2006, NovaGold filed a Preliminary Economic Assessment of the Donlin Creek Project. The Preliminary Economic Assessment uses the assumptions described above in addition to including inferred resources and using optimistic or unrealistic assumptions relating to recovery rates, the cost and availability of power, capital and operating costs and discount rates. Barrick believes that the Preliminary Economic Assessment will not be substantiated by feasibility study work.
      Inclusion of Inferred Resources. A key component of the Preliminary Economic Assessment is the inclusion of virtually all of Donlin Creek’s inferred resources, which represent approximately 50% of the total resources included in the Preliminary Economic Assessment mine plan. The Preliminary Economic Assessment prepared by SRK Consulting acknowledges the significant uncertainty relating to inferred resources, as does NovaGold in its September 25, 2006 press release relating to the Preliminary Economic Assessment, in which NovaGold states that, “Inferred Resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the Inferred Resources will ever be upgraded to a higher category. Inferred Resources are excluded from estimates forming the basis of a feasibility study.”
      High Recovery Rates. Gold recovery in the Preliminary Economic Assessment is forecast to average 90.6%. Barrick believes that at the lower grades used in the Preliminary Economic Assessment, average recoveries would likely be approximately 5% lower than indicated by NovaGold. This reduced recovery rate would significantly decrease the cash flow generated by the project from that suggested in the Preliminary Economic Assessment.
      Unrealistic Power Assumptions. NovaGold indicated in the Preliminary Economic Assessment that it would tie into the Alaskan power grid as its primary source of power sufficient to operate the 60,000 tpd processing facility and related mine operation suggested by NovaGold in the August 24 press release and the Preliminary Economic Assessment. NovaGold is aware that this potential source of power for the project was rejected by Placer Dome in 1999 on economic, environmental, permitting and technical grounds, as well as in light of the scheduling delays likely associated with implementing this option. Barrick’s view, also confirmed in the Preliminary Economic Assessment, is that there is currently not enough power in the grid to accommodate the power needs of the 60,000 tpd project modeled in the Preliminary Economic Assessment. As a result, significant investment in new power generation facilities would be required, which would likely involve additional complexity and delay in the permitting process that Barrick believes has not been adequately taken into account in the Preliminary Economic Assessment.

      Understated Operating Costs. Barrick is also of the view that NovaGold’s forecast operating costs for the project are significantly understated, particularly in the area of processing costs where Barrick believes the actual costs for the project contemplated by the Preliminary Economic Assessment would likely be at least 20% higher than the figures used in the Preliminary Economic Assessment. Higher operating costs would decrease the cash flow generated by the project and therefore decrease its net present value (“NPV”).
      Understated Capital Costs. In December 2005, Placer Dome produced a preliminary update of the Donlin Creek joint venture capital cost estimate. The initial capital cost for a 40,000 tpd operation was estimated to be approximately $1.7 billion. This estimate was provided to NovaGold. NovaGold’s Preliminary Economic Assessment suggests that a 50% larger operation and a tie in to the Alaskan power grid will be built at a capital cost that is just 19% higher than the estimate from December 2005. In Barrick’s view, the capital costs associated with building the project outlined in the Preliminary Economic Assessment are significantly understated.
      Low Discount Rate. To generate the NPV of the project, the Preliminary Economic Assessment used a discount rate of 0% to 5% to discount the expected future cash flows as well as to calculate project returns. The discount rate used in performing an NPV analysis is a critical input and has a very significant impact on present value calculations, in particular for an asset such as Donlin Creek that is not expected to generate substantial cash flows for a number of years. A 5% discount rate is used by the majority of gold analysts and most major mining companies to estimate the present value of mines which have already been constructed and are in operation in North America and thus have significantly lower risk than development projects which have yet to be engineered, permitted and built.
      Modest Economic Return. Notwithstanding the use of optimistic or unrealistic assumptions and estimates, using a gold price of $500 per ounce the Preliminary Economic Assessment of the proposed 60,000 tpd Donlin Creek Project produces a modest return of approximately 12%. Even using the 5% discount rate, a $50 decline in the gold price to $450 per ounce would result in a 45% decrease in NPV for 100% of the Donlin Creek Project from approximately $1 billion to $554 million.
      In Barrick’s view, despite the use of optimistic or unrealistic assumptions, the Preliminary Economic Assessment shows that Donlin Creek is a challenging project and that it will require a company of Barrick’s size and balance sheet strength and with Barrick’s development expertise to develop this large, capital intensive and low grade deposit on an economic basis.
Shareholder Rights Plan Application
      As previously disclosed, on September 15, 2006, Barrick submitted an application to the British Columbia Securities Commission requesting a hearing to consider cease trading NovaGold’s Shareholder Rights Plan. The hearing was scheduled to be held on September 27, 2006. On September 25, 2006, NovaGold issued a press release announcing that the NovaGold Board of Directors had waived the application of the Shareholder Rights Plan to the Offer.
Value Maximization Process
      Barrick believes there is no reasonable prospect that a competing bid will emerge within the foreseeable future. NovaGold is a late exploration or early development stage company with no revenues. It is facing significant development expenditures and risks over the coming years. Barrick believes there is a very limited number of credible companies that have the size, scale, technical expertise and financial resources required to acquire NovaGold, develop its multi-billion dollar capital cost projects and offer a viable alternative to its Shareholders.
      According to the Directors’ Circular, since the announcement of Barrick’s intention to make the Offer on July 24, 2006, the NovaGold Board of Directors and Special Committee, together with NovaGold’s management, financial advisors and legal advisors, have been working to pursue alternative transactions. The Directors’ Circular indicates that NovaGold had, at the time the Directors’ Circular was filed on August 14, 2006, already been solicited by and initiated contact with a number of third parties who had expressed an interest in considering alternative transactions. As described above, on September 25, 2006, NovaGold issued a press release announcing that its Board of Directors had waived the application of the Shareholder Rights Plan to the Offer. NovaGold has run a full auction, the result of which is that to date no competing bids or alternative transactions have been publicly disclosed by NovaGold.

Grant of Surface Rights for the Galore Creek project
      The Grace Property is located immediately adjacent to the Galore Creek property. NovaGold currently intends that a portion of the Grace Property will serve as the location for the tailings and waste rock facility to be used in the operation of its Galore Creek mine. This will require NovaGold to obtain a surface lease over the relevant land. Pioneer has indicated that it intends to oppose NovaGold’s application for this surface lease. Pioneer holds the subsurface mineral rights to the Grace Property.
      NovaGold has pointed to the surface rights granted to Prime Resources Group Inc. (a predecessor of a subsidiary of Barrick) (“Prime”) in relation to the Eskay Creek mine as an example of a mine owner successfully obtaining a surface lease from the British Columbia government for a tailings site over the objection of a holder of the subsurface mineral rights. In connection with the application for surface rights for the disposal site for the Eskay Creek mine, Tagish Resources Limited (“Tagish”), the holder of the subsurface mineral rights, initially objected to Prime’s application for a surface lease over the relevant property. However, the British Columbia government did not, in fact, grant a surface lease to Prime over Tagish’s objections. Rather, the lease was only granted after Tagish withdrew their opposition.
      As described in the Original Offer and Circular, Barrick concluded that Pioneer’s objection to the surface lease represented a serious and substantial impediment to the ability of NovaGold to obtain surface rights from the British Columbia government sufficient to allow NovaGold to develop the Galore Creek property as it is currently intended to be developed, because it appeared highly unlikely that such surface rights could be obtained by NovaGold if Pioneer opposed the granting of the surface rights.
Barrick’s Bid for Pioneer
      On September 22, 2006, Barrick took up and accepted for payment approximately 5.5 million common shares of Pioneer representing approximately 8.5% of the outstanding Pioneer common shares (after giving effect to the exercise of all outstanding stock options). Together with the common shares of Pioneer taken up and accepted for payment by Barrick on September 11, 2006, Barrick now owns approximately 89% of the outstanding Pioneer common shares after giving effect to the exercise of all outstanding stock options. Barrick extended its offer to acquire common shares of Pioneer to 6:00 p.m. (Vancouver time) on October 19, 2006 in order to allow remaining Pioneer shareholders to tender.
Alaska Court Proceedings
      On August 25, 2006, NovaGold served Barrick with a complaint filed in the United States District Court for the District of Alaska alleging, among other things, that Barrick has misrepresented both NovaGold’s interest in the Donlin Creek Project and Barrick’s right and ability to earn a 70% interest in the Donlin Creek Project. In a hearing on August 28, 2006, the District Court declined to issue a temporary restraining order requested by NovaGold and scheduled a September 6, 2006 hearing on NovaGold’s motion for a preliminary injunction requesting that Barrick be enjoined from proceeding with the Offer.
      On September 6, 2006, a hearing was held in respect of NovaGold’s motion for a preliminary injunction requesting that Barrick be enjoined from proceeding with the Offer. On September 13, 2006, the Honourable Timothy M. Burgess, District Court Judge for the District of Alaska, issued an order denying NovaGold’s request for the preliminary injunction. The Court found that Barrick’s disclosure of its interest in the Donlin Creek Project and the dispute with NovaGold regarding Barrick’s right to earn a 70% interest in that project was adequate and that NovaGold’s Shareholders have sufficient information to determine whether they should tender their Common Shares. In denying the motion, the Court concluded that NovaGold “failed to demonstrate a likelihood of success on the merits or raise serious questions going to the merits of its claim...that Barrick misrepresented its interest in Donlin Creek.”
      In addition, on September 14, 2006, the Court issued an order denying a motion made by NovaGold relating to NovaGold’s request for an expedited hearing on its claim relating to Barrick’s right to earn a 70% interest in the Donlin Creek Project.

3.   Time for Acceptance
      The Offer is now open for acceptance until 9:00 p.m. (Toronto time) on Thursday, October 12, 2006, unless further extended or withdrawn.
      Subject to the limitations hereafter described, Barrick reserves the right, in its sole discretion, at any time and from time to time while the Offer is open for acceptance (or at any other time if permitted by applicable Laws), to further extend the Expiry Date or the Expiry Time by giving written notice (or other communication subsequently confirmed in writing, provided that such confirmation is not a condition of the effectiveness of the notice) of such extension to the Depositary at its principal office in Toronto, Ontario. Barrick shall, as soon as possible after giving notice of a further extension, make a public announcement of the extension to the extent and in the manner required by applicable Laws. Such announcement (which shall include disclosure of the approximate number of Common Shares deposited to date) will be made promptly and no later than the earlier of (i) 9:00 a.m. (Toronto time) on the next US Business Day after the previously scheduled Expiry Date and (ii) the first opening of the AMEX on the next trading day after the previously scheduled Expiry Date.
      Barrick may elect to provide for a subsequent offering period, which is an additional period of time starting after the first date upon which Common Shares are taken up by Barrick, during which Shareholders may accept the Offer. If Barrick elects to provide for a subsequent offering period, it will make a public announcement, pursuant to applicable Law, by issuing a press release to that effect announcing also the approximate number and percentage of Common Shares deposited to date on or before the next US Business Day after the first day on which Barrick takes up or acquires Common Shares pursuant to the Offer. Barrick will immediately begin the subsequent offering period.
4.   Manner of Acceptance
      Common Shares may be deposited under the Offer in accordance with the provisions of Section 3 of the Offer, “Manner of Acceptance”.
5.   Take Up and Payment for Deposited Common Shares
      Upon the terms and subject to the conditions of the Offer, Barrick will take up and pay for Common Shares validly deposited to the Offer and not withdrawn as set out in Section 6 of the Offer, “Take Up and Payment for Deposited Common Shares”.
6.   Withdrawal of Deposited Common Shares
      Shareholders have a right to withdraw Common Shares deposited under the Offer in the circumstances and in the manner set out in Section 8 of the Offer, “Withdrawal of Deposited Common Shares”.
      Common Shares deposited under the Offer will be deemed withdrawn upon receipt by the Depositary or the US Forwarding Agent, as applicable, of a written or printed copy of the notice of withdrawal which specifies the name of the depositing Shareholder, the number of Common Shares to be withdrawn and the name of the registered holder, if different from that of the depositing Shareholder, (i) at any time before the Common Shares have been taken up by Barrick under the Offer (including any Common Shares deposited during any subsequent offering period), (ii) if the Common Shares have not been paid for by Barrick within three business days after having been taken up, (iii) up until the tenth day following the day Barrick files a notice announcing that it has changed or varied the Offer unless, among other things, prior to filing the notice Barrick had taken up the Common Shares or the change in the Offer consists solely of an increase in the consideration offered and the Offer is not extended for more than ten days or the change in the Offer consists solely of the waiver of a condition of the Offer, and (iv) if Barrick has not taken up the Common Shares within 60 days of the commencement of the Offer, at any time after the 60-day period until Barrick does take up the Common Shares.

7.	Consequential Amendments to the Original Offer and Circular and Other Documents
      The Original Offer and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery, the Notice of Change in Information and the First Extension Notice are amended to the extent necessary to reflect the amendments and supplements contemplated by and the information contained in this Notice of Extension.

8.   Statutory Rights
      Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or rights to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.
9. Directors’ Approval
      The contents of this Notice of Extension have been approved, and the sending thereof to the securityholders of NovaGold has been authorized, by the Barrick Board of Directors.

APPROVAL AND CERTIFICATE
      The contents of this Notice of Extension have been approved, and the sending thereof to the securityholders of NovaGold has been authorized, by the Board of Directors of Barrick.
      The foregoing, together with the Offer and Circular dated August 4, 2006, as amended and supplemented by the Notice of Change in Information dated September 1, 2006 and the Notice of Extension dated September 15, 2006, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made. In addition, the foregoing, together with the Offer and Circular dated August 4, 2006, as amended and supplemented by the Notice of Change in Information dated September 1, 2006 and the Notice of Extension dated September 15, 2006, does not contain any misrepresentation likely to affect the value or the market price of the Common Shares which are subject to the Offer.
DATED: September 29, 2006

(signed) Gregory C. Wilkins President and Chief Executive Officer	(signed) Jamie C. Sokalsky Executive Vice President and Chief Financial Officer

On behalf of the Board of Directors

(signed) Peter Munk Director	(signed) C. William D. Birchall Director

The Depositary for the Offer is:
CIBC Mellon Trust Company

By Mail	By Registered Mail, by Hand or by Courier
P.O. Box 1036 Adelaide Street Postal Station Toronto, Ontario M5C 2K4	199 Bay Street Commerce Court West Securities Level Toronto, Ontario M5L 1G9
Telephone: 416-643-5500
Toll Free: 1-800-387-0825
E-mail: inquiries@cibcmellon.com
The US Forwarding Agent for the Offer is:
Mellon Investor Services LLC

By Mail, by Registered Mail, by Hand or by Courier
120 Broadway, 13th Floor New York, New York 10271 Toll Free: 1-800-777-3674
The Dealer Managers for the Offer are:

In Canada	In the United States
CIBC World Markets Inc.	CIBC World Markets Corp.
161 Bay Street, BCE Place P.O. Box 500 Toronto, Ontario M5J 2S8	300 Madison Avenue New York, New York 10017
Telephone: 416-594-7180	Telephone: 212-667-7163
The Information Agent for the Offer is:
Georgeson Shareholder Communications Canada Inc.
100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1
North American Toll Free Number: 1-866-489-3151
Banks and Brokers Call Collect: 212-440-9800
Any questions and requests for assistance may be directed by holders of Common Shares to the Depositary, the US Forwarding Agent, the Dealer Managers or the Information Agent at their respective telephone numbers and locations set out above. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.